BLOCK LISTING INTERIM REVIEW

UNILEVER PLC

Released 14:42:21 16 September 2024

RNS Number : 3773E
Unilever PLC
16 September 2024

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS*.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 16 September 2024

Name of *applicant*:		Unilever PLC		
Name of scheme:		The Unilever Share Plan 2017 (including the Unilever North America Omnibus Equity Compensation Plan) and the SHARES Plan		
Period of return:	From:	14 March 2024	To:	14 September 2024
Balance of unallotted securities under scheme(s) from previous return:		10,000,000		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		Nil		

Name of contact:	Prakash Kakkad, General Counsel Corporate and Deputy Group Secretary
Telephone number of contact:	+44 7979 968531

END